Sub-Item 77H – Changes in Control of Registrant

On May 15, 2012, Bassett S. Winmill, who owned 100% of the voting stock (“voting stock”) of Winmill & Co. Incorporated (“Winco”), the parent company of Midas Management Corporation, the Registrant’s investment manager (“Investment Manager”), passed away. In connection with his death, Mr. Winmill’s ownership interest in the voting stock, among other assets, was transferred (the “Transfer”) to a trust, the Winmill Family Trust (the “Trust”). The Winmill Family Trust owns all of the voting stock of Winco. Pursuant to the trust agreement governing the Trust, Thomas B. Winmill and Mark C. Winmill, Bassett Winmill’s sons, were designated individual trustees of the Trust with sole authority to vote the voting stock on behalf of the Trust.  The Transfer was treated as constituting a “change in control” of the Investment Manager under the Investment Company Act of 1940, as amended, and thus resulted in the assignment and termination of the prior management agreement between the Investment Manager and the Registrant.  Shareholders approved a new management agreement between the Investment Manager and the Registrant a meeting held on September 12, 2012 and adjourned to October 1, 2012.